UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03006905

NO ACT
P.E 12-19-02
1-8610

February 7, 2003

Wayne A. Wirtz
Assistant General Counsel
SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, TX 78205

Act	1934
Section	
Rule	14A-8
Public Availability	2/7/2003

Re: SBC Communications Inc.
Incoming letter dated December 19, 2002

Dear Mr. Wirtz:

This is in response to your letters dated December 19, 2002 and January 23, 2003 concerning the shareholder proposal submitted to SBC by TIAA-CREF. We also have received letters from the proponent dated January 10, 2003 and January 28, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Peter C. Clapman
Senior Vice President and Chief Counsel
Corporate Governance
TIAA-CREF
730 Third Avenue
New York, NY 10017-3206

Wayne A. Wirtz
Assistant General Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, Texas 78205
Phone 210 351-3736
Fax 210 351-3467

1934 Act/Rule 14a-8

December 19, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2003 Annual Meeting
Shareholder Proposal of CREF

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from College Retirement Equities Fund for inclusion in SBC's proxy materials relating to the its 2003 annual meeting of shareholders. For the reasons stated below, SBC intends to omit the proposal from its 2003 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies each of: this statement and the proposal and supporting statement. A copy of this letter is being mailed concurrently to the proponent advising it of SBC's intention to omit the proposal from its proxy materials for the 2003 annual meeting.

The Proposal

On November 11, 2002, SBC received a letter from the proponent containing the following proposal:

RESOLVED, that shareholders request the Board of Directors include the following provisions in all executive compensation plans that make available to senior executives shares or options on shares in the equity of the company:

- *Performance "hurdles" that must be met, or "indexing" features, that govern vesting of options or lapsing of restrictions on shares granted.*
- *Holding periods for a substantial portion of shares awarded and earned through stock-related plans.*
- *Other measures to ensure that executives face downside financial risk, which they do not face with standard fixed-price stock options.*

For the following reasons, the Company believes that the proposal and accompanying supporting statement may be properly excluded under Rule 14a-8:

Pursuant to Rule 14a-8(i)(3): The proposal is vague and indefinite and, therefore, is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

Rule 14a-8(i)(3) provides that a company may properly omit from its proxy materials a proposal and supporting statement that "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measure would be required in the event the proposal was adopted. See for example, *Philadelphia Electric Co.* (July 30, 1992 - proposal to elect small committee of shareholders to create a plan to bestow gratuities on management excludable because it was "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires") and *Puget Energy, Inc.* (March 7, 2002 - proposal requesting the board of directors to implement a policy of improved corporate governance excludable as vague and indefinite).

All three portions of the proposal are so vague and indefinite that a shareholder would not be able to determine how they would be implemented if the proposal was approved. Each of the three prongs of the proposal are discussed below.

1. Adoption of "indexing" feature to govern the vesting of options or the lapsing of restrictions on shares granted. The proposal would have SBC add "indexing features" to options or shares granted to senior executives; however, the proposal fails to indicate which index to use. There are an infinite number of potential indices available. This includes obvious market indices, such as the Dow Jones Industrial Average, the S&P 500, and the S&P Telecom Services Index. Inflation indices, such as the Producer Price Index, the Consumer Price Index for All Items or the Consumer Price Index for telecommunications could also be used. Even indices tied to the company's access lines or revenues could be used under this definition. The choice of the index to be used is crucial, and any proposal which seeks to tie an option or other program to an index without determining which index to use is so vague that it is meaningless and misleading.

To illustrate this point, we can look at options granted by SBC to senior executive and other management employees on April 1, 1998, having an exercise price equal to the closing price of the stock on that date ($43.00). If the exercise price were indexed to the S&P Telecom Services Index, the exercise price would be <u>*reduced*</u> by 44%; however, if the Salomon Broad

Investment Grade Index was applied to the same option grant, the exercise price would be *increased* by 38% (SBC securities are a part of each of these indices). Other indices in which SBC securities are included are Dow Jones Industrials Average (*increase* of less than 1% over the relevant period), the Russell 1000 (a *decrease* of 18%), and the S&P 500 (a *decrease* of 15%). If, instead, the Consumer Price Index - All Items (the principal index for measuring inflation) was used to index the exercise price of options, the price would have *increased* by 12%, but if the Consumer Price Index for Long Distance Telephone Service (a service provided by SBC) was used, it would have *decreased* the exercise price by 17%. The choice of the index can either create the opportunity for a dramatic windfall for option holders or cause the options to become completely worthless.

The choice of the index is a fundamental issue not only because of the potentially dramatic effect it will have on the option exercise prices, but also in determining the measure that the company wants employees to focus on. Instead of focusing on the price of SBC stock, they will focus on "beating the index." The choice of the index will inevitably change the focus of managers. The choice of the index is so significant and material that the lack of guidelines makes the proposal fundamentally flawed and uncertain. The shareholder simply has no idea of the effect that will result from his or her vote.

In reviewing the Staff's letters on indexing, the Staff has permitted the inclusion of the proposal *where the index is specified.* See *Pacific Telesis Group* (January 23, 1997) and *Halliburton Company* (January 31, 2001), where each proposal sought to have options indexed to the general rate of inflation. In each of these cases, the shareholders were on notice of how the index would be used and could reasonably understand the potential outcomes. On the other hand, in *Exxon Corporation* (January 29, 1992), the Staff permitted the exclusion of a proposal where it contained "numerous undefined and inconsistent phrases including: 'the company,' 'Chapter 13,' 'considerable amount of money.' Similarly, in *AT&T Corp.* (March 7, 2002), the Staff permitted the omission of a proposal that required the board to take certain actions until the company "returns to a respectable level of profitability" on the grounds it was vague and indefinite. Therefore, because the shareholder cannot with any reasonable certainty know the effect of the implementation of the proposal submitted to SBC, it may be properly excluded because it is vague and indefinite.

2. Institution of "holding periods for a substantial portion of shares awarded and earned through stock related plans." The second provision of the proposal leaves it to the broad speculation of the shareholder to address what is called for by holding periods. Typically, holding periods are added to the issuance of restricted stock, barring their transfer during the restricted period and providing for forfeiture if the employee leaves before vesting. SBC has issued restricted stock with up to a 5 year vesting period. Neither SBC nor a shareholder can determine if 5 years is a "substantial period" under its plans. Is the duration of employment a sufficient holding period? What proportion of the shares should be subject to the provisions? Would it be the shares the employee purchases under a benefit plan, receives as a restricted stock grant, other awards he or she receives or all issuances? This proposal could contemplate the company adopting dramatic holding periods that, when taken in conjunction with the provision to ensure the executive faces downside financial risk, would require substantial increases in compensation to offset the lack of access to the employee's stock awards and acceptance of "downside financial risk." This open-ended proposal is simply so vague and indefinite that the shareholder could be envisioning something completely different from what would ultimately be implemented.

3. ***"Use of other measures to ensure that executives face downside financial risk."*** The third and final provision of the proposal brings a myriad of possibilities to mind, including penalty provisions reducing or holding back cash compensation, vacations, employee benefits, or stock awards. There is simply no indication of what term "other measures" is referring to. This proposal could contemplate something as minor as issuing additional stock options in lieu of salary in order to deny compensation to executives if the stock price falls. On the other hand, the proposal could contemplate cash penalties, including repayment of prior compensation or forfeiture of benefits, for the company failing to make targets. It is left to the broad speculation of the shareholder and the Board as to what they mean and the ultimate effect on employees and the company.

More to the point, *how much is the employee to be at risk?* At a minimum, the shareholder must be able to determine the significance or materiality of the result of his or her vote. How much risk and the duration of the risk are material information denied the shareholder. Under this proposal, the shareholder could be voting for a result that could put the executives at a risk so substantial that it would significantly alter the employee relationship, requiring a dramatic change in compensation including increased compensation to offset the risks undertaken by the employees, leading to significant turnover in employment. Another interpretation of the proposal could introduce changes in compensation, below the expectations of some shareholders, that would still create some risk to the employees, but not enough that the employee would be significantly affected. Simply put, incorporating "downside financial risk" into compensation plans is being used as an unlimited catch all for innumerable provisions that deny the shareholder the ability to make an informed decision on how his or her vote will ultimately impact the company.

Moreover, compensation typically focuses on rewarding employees for performance. This reverses that concept by calling for "downside financial risk" or even penalties for non-performance. The possibility that the proposal calls for monetary risks requires a far more detailed explanation of exactly what is contemplated before the company can put forth a proposal that asks shareholders to vote on such a significant change in practice.

As noted above, the Staff has long permitted the exclusion of proposals that are so inherently vague and indefinite that shareholders cannot determine with any reasonable certainty what measures will be required. *Philadelphia Electric Co.* (July 30, 1992). The call for adoption of "indexing of options," holding periods for stock, and "downside risk" for executives is so fraught with uncertainty, a shareholder cannot reasonably envision all the possible ways these open-ended terms could be interpreted. Proposals that depend on vague and indefinite references are contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. See, e.g., *AT&T Corp.* (March 7, 2002), discussed above, where the Staff permitted the omission of a proposal that was vague and indefinite because of the use of the term "respectable level of profitability" and *Exxon Corporation* (January 29, 1992), discussed above, where the Staff permitted the omission of a proposal where it contained "numerous undefined and inconsistent phrases." Therefore, the proposal may properly be omitted pursuant to Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(i)(3): The proposal contains false and misleading statements.

As discussed above, a proposal may be excluded pursuant to Rule 14a-8(i)(3) if the proposal violates any of the Commission's proxy rules, including Rule 14a-9. In particular, Rule 14a-9 states that no solicitation shall be made which is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.

The fourth paragraph of the supporting statement states the proponent's position that the compensation committee lacks independence under its guidelines. It goes on to state that the proponent is "concerned that this possible lack of independence may have contributed to the decisions to make the option grants described previously," suggesting that its guidelines are a standard for determining independence. See NYSE Company Manual proposed Section 303A(2). In fact, under the newly proposed NYSE independence listing standards, the committee would be independent. No executive officer of SBC sits on a compensation committee of another company's board, where an officer of the other company sat on a compensation committee of SBC. Because the supporting statement implies that the committee is not independent, the statement is false. Without defining what kind of independence test the proponent would impose, it is false and misleading to insinuate that the committee is not independent.

In light of the foregoing, the Company believes that the supporting statement to the proposal is false and/or misleading, permitting the proposal to be omitted as false or misleading.

Pursuant to Rule 14a-8(i)(2): The proposal, if implemented, would cause the company to violate state law.

Rule 14a-8(i)(2) permits a company to omit from its proxy materials shareholder proposals that would, if implemented "cause the company to violate any federal, state or foreign law to which it is subject." The Staff has not recommended enforcement action for the exclusion of proposals that would cause a company to breach existing stock option agreements as such breach is a violation of state law. *Safety 1st, Inc.* (February 2, 1998).

The proposal, if implemented, would cause the Company to violate both its 2001 Incentive Plan and the 1996 Stock and Incentive Plan. The pertinent clause of each contract reads, "No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award." Implementation of the proposal's requirements that a) performance "hurdles" be met or the inclusion of "indexing" features be added to the determination of how the options vest; b) holding periods be instituted for shares earned through stock-related plans; and c) the addition of other measures to ensure that executives face downside risk, would cause the Company to unilaterally modify existing stock option agreements in a manner that could be construed as adversely affecting an award under the plan. This unilateral modification would be a breach of contract and thus a violation under Delaware law to which SBC is subject as a Delaware corporation.

* * *

Consistent with the views of the Division in the foregoing letter and release, it is my opinion that SBC may omit the proposal from its proxy materials for its 2003 Annual Meeting under Rule 14a-8.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Wayne Wirtz

Enclosures

cc: Peter C. Clapman, CREF

RESOLUTION

WHEREAS, we believe that properly structured equity compensation plans for senior executives can effectively align the interests of executives with those of long-term shareholders and merit shareholder support;

WHEREAS, we believe that other types of executive equity incentive structures, primarily fixed-price option plans, do not align such interests and may have played a significant role in some of the recent corporate failures in the United States;

WHEREAS, we are concerned that so-called mega-grants of fixed, at-the-money stock options can result in powerful yet perverse incentive effects that are not in the best interests of shareholders;

RESOLVED, that shareholders request the Board of Directors include the following provisions in all executive compensation plans that make available to senior executives shares or options on shares in the equity of the company:

- Performance "hurdles" that must be met, or "indexing" features, that govern vesting of options or lapsing of restrictions on shares granted.
- Holding periods for a substantial portion of shares awarded and earned through stock-related plans.
- Other measures to ensure that executives face downside financial risk, which they do not face with standard fixed-price stock options.

SUPPORTING STATEMENT

We believe it is important for companies to demonstrate to shareholders that compensation structures for senior executives incorporate features that align management's interests with those of shareholders. Equity incentives should therefore include disciplined features that expose recipients to downside risk as well as opportunity for gain.

We have a particular concern about extraordinarily large grants of standard fixed-price stock options, so-called mega-grants. In 2001, Chairman of the Board and Chief Executive Officer, Edward E. Whitacre, Jr. was granted options (in total) on 3,605,814 shares, with an estimated grant date present value of $43,675,000 (amount computed and reported by SBC Communications in its 2002 Proxy Statement, reflecting discounts of 10.08 to 28.60 percent for the probability of forfeiture before vesting).

Fixed-price stock options provide gains to executives if the stock price is higher than the exercise price after the vesting date. Those gains can result from general market increases and not necessarily from improved company or executive performance. Fixed-price stock options also incorporate no downside financial risk to executives. Shareholders, on the other hand, suffer losses when the stock price declines.

We also believe the compensation committee of the board, as described in its 2002 proxy materials, does not fully meet the independence tests that we would impose, including the absence of so-called "board interlocks." We are concerned that this possible lack of independence may have contributed to the decisions to make the option grants described previously.

Given these concerns about the level of standard fixed-price option grants in 2001 and the compensation committee interlocks, we believe the SBC Board of Directors should consider alternative forms of executive compensation. Your support for this resolution will help ensure SBC Communications prepares executive compensation structures that are in greater alignment with long-term shareholder interests.

TIAA CREF

Teachers Insurance and Annuity Association
College Retirement Equities Fund

730 Third Avenue/New York, NY 10017-3206
212 490-9000

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
Tel: 212 916-4232
Fax: 212 916-5813

January 10, 2003

Office of the Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: <u>SBC Communications, Inc. Shareholder Proposal</u>

Ladies and Gentlemen:

I am responding to the December 19, 2002 letter submitted by SBC Communications, Inc. (SBC) advising the Commission of its intent to omit the precatory shareholder resolution filed by TIAA-CREF based on various arguments. Although SBC does not expressly request a no-action position from the SEC staff, we assume this was the purpose of its letter and accordingly we urge the Commission staff not to grant such a position.

The TIAA-CREF resolution would permit SBC shareholders to express their views on one of the most significant issues of corporate governance, namely the process and implementation of executive compensation policies and practices that provide executives with the potential for huge gains through fixed-price stock options while not producing the alignment with shareholders that would result from long-term holding of stock or performance-based options. Our resolution is designed to give shareholders the opportunity to express approval or disapproval of the current SBC practices while respecting the prerogatives of management to implement specific changes in its practices as called for by the resolution, and to shape these specific changes according to their management judgment.

Our resolution as written, would be fully understandable to shareholders. At the same time, in the interest of accommodation, we are prepared to make reasonable changes to address some of the concerns raised by the company. Since SBC did not contact us directly before challenging our resolution at the Commission, we will suggest these changes in this response.

The company's five purported bases for omitting our resolution and the reasons they have no merit are as follows:

1. Performance hurdles: Currently, SBC issues only fixed-price stock options with no performance hurdles or indexing features. The resolution is not too vague for shareholders to understand. Shareholders regularly see and hear different indexes discussed in newspapers and broadcast media. We omitted tying performance to any one

particular methodology or index, believing that the company would act in good faith and choose an approach which best fits SBC's business purposes. In the interest of accommodation, however, we will add the words after "features" as follows: "utilizing and consistently applying an applicable index or indexes as reported in newspapers of national circulation."

2. Holding periods: Again, the company is attempting to confuse acceptance of a concept with specific means to implement the policy. Currently, there are no requirements for holding periods for the stock received from exercise of SBC's option grants. We preferred to leave to SBC the specific dimensions of a reasonable holding period, but in the interest of accommodation will add the words after "periods" as follows: "of at least one year after any option exercise and five years for the five highest paid officers."

3. Downside risk: Although we believe that our reference is clear to shareholders, in the interest of accommodation, we will add the words after "risk" as follows: "as associated with stock ownership."

4. Independence of the Compensation Committee: Our resolution makes clear that the company's compensation committee is not fully independent because its membership does not meet the TIAA-CREF definition of independence due to board and committee interlocks. We note that the Investor Responsibility Research Center (IRRC) categorizes the SBC compensation committee as 80% independent because of such interlocks. We did not refer to the New York Stock Exchange definition and it is the prerogative of the company to argue the point in its Statement of Opposition. Our statement, however, is accurate and not misleading.

5. Violation of state law: Our resolution by any fair reading calls for prospective implementation and does not call for any abrogation of existing contracts. In the interest of even greater clarity, we will add the word "future" on line 2 of our RESOLVED paragraph between "all" and "executive."

In conclusion, the TIAA-CREF resolution is designed to raise critical issues of corporate governance and executive compensation practices before SBC shareholders and enable them to express their views to the company's management and board. There are no valid grounds to omit our shareholder resolution and we request that the staff inform SBC accordingly.

We would be pleased to discuss our thoughts on these issues with you at your convenience.

Very truly yours,

Peter C. Clapman

cc: Wayne A. Wirtz, SBC Communications, Inc. Assistant General Counsel

Wayne A. Wirtz
Assistant General Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, Texas 78205
Phone 210 351-3736
Fax 210 351-3467

1934 Act/Rule 14a-8

January 23, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2003 Annual Meeting
Shareholder Proposal of CREF

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and supplements our earlier notice dated December 19, 2002. In that letter, SBC notified the Division of Corporation Finance that it intended to omit from its 2003 proxy statement a shareholder proposal submitted by the College Retirement Equities Fund ("CREF"). On January 13, 2003, SBC received a copy of CREF's letter to the Division dated January 10, 2003, setting forth their response to the letter from SBC and attempting to amend their proposal. This letter is SBC's response.

In TIAA-CREF's letter of January 10, 2003, it attempts to rectify deficiencies in its original proposal by submitting amendments. The amendments are submitted after the deadline for submitting proposals, *and SBC hereby rejects the amendments.* The submitted amendments, along with SBC's responses to TIAA-CREF's comments, are described in more detail below. In Staff Legal Bulletin No. 14, at E.3., the Division confirms that the company has the right to refuse to accept changes made to a proposal by the shareholder after the deadline for submitting proposals (and, in this case, after the issuer has submitted its notification under Rule 14a-8(j)). As noted above, SBC rejects the amendments, and SBC has based its reasons for excluding the proposal on the proposal's original language.

The original proposal called for the SBC board of directors to index stock options and other awards. While the proposed amendment would have limited the indices to those in newspapers, it still fails to provide the shareholder voting on the proposal the crucial determination of which index or even which type of index to use. There are an innumerable number of published indices, including the ones described in SBC's original letter to the Staff.

Crucial information lacked by a shareholder voting on the proposal is the particular index or type of index to be used. The choice of the index not only plays a part in determining the strike price of the options, but it is a direction to management to focus on the index and how the company can perform beyond the index. The shareholder must speculate as to whether, as a result of the vote, the company would use a consumer price index, an index tied to an SBC security or an index tied to a government statistic or another type of index. The shareholder will then speculate on how the index will affect the direction of the company. As shown in SBC's original letter, the choice of the index could cut the strike price of an option in half, hold it steady or even double it. The shareholder could be voting to provide managers with a windfall or completely gutting the value of stock options.

Moreover, since companies generally grant options after comparing the theoretical value of options granted at other companies, an index that has the potential to increase the strike price of the options is also likely to significantly reduce the value of the options. For a company to maintain the same value of a grant of options, it would need to dramatically increase the number of options issued to managers to offset the reduced value. The choice of the index not only determines the strike price, but also the number of options granted. By failing to provide any indication of the type or mechanics of the index, the voting shareholder cannot in any way predict the result of his or her vote.

TIAA-CREF next addresses the holding period called for by the proposal. The proposal calls for *unspecified* "holding periods" for stock "awarded and earned through stock related plans" The proponent would amend the proposal to include more specific holding periods but because of the late date of the amendments, they have been rejected by SBC. However, for the first time we now learn that the proponent meant for the proposal to apply to stock acquired from stock options. If we did not know that, how could a shareholder? Even so, the lack of any indication as to how long the restrictions should last is a materially significant point that the shareholder has no ability to discern from the proposal. A shareholder voting on the proposal simply cannot determine which plans are affected or how long the holding period would be. Would it be a short 6 months or after retirement? While the resolution calls for a new concept, it fails to give the concept sufficient details to have any meaning to a person voting on the proposal.

The proposal calls for "executives to face downside financial risk." In the amendments rejected by SBC, the proponent would limit the financial risk to stock holdings. We still do not understand the vague reference to "downside financial risk." Does it mean executives would forfeit stock holdings if the stock price dropped? Is it a repetition of the prior call for holding periods for stock? Is it a call for the granting of stock options because they lose their value more rapidly than stock when the stock price falls? There is an infinite number of ways a shareholder could interpret this provision even with the proposed amendment.

The proponent asserts that the proposal is not misleading when it claims the compensation committee is not independent. In the supporting statement, the proponent refers to "independence tests that we would propose." Unfortunately, the proponent provides absolutely no information about their definition of independence and fails to disclose that their independence test may not meet tests commonly used. In its letter, the proponent dismisses SBC's use of the New York Stock Exchange's proposed definition, but it would use IRRC's definition. The lack of any information about the independence test is misleading and causes the proposal to be misleading.

As its last point, the proponent contests SBC's claim that the proposal would violate state law. The proposal clearly is directed to existing plans and, therefore, to awards granted thereunder, calling on the board to "include the following provisions in all executive compensation plans." The proponent claims the proposal should be read as calling for "prospective implementation." The proposed and rejected amendment goes even farther and would apply only to new plans as opposed to new grants. The proposal as written would call for the amendment of existing option plans and how they govern existing grants. Alteration of those grants to the detriment of the holders of the grants, as called for by the proposal, would constitute a breach of contract under state law.

Therefore, in my opinion, SBC may omit the proposal from its proxy materials for its 2003 Annual Meeting under Rule 14a-8.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Wayne Wirtz

Enclosure

cc: Mr. Peter C. Clapman, CREF

TIAA CREF

Teachers Insurance and Annuity Association
College Retirement Equities Fund

730 Third Avenue/New York, NY 10017-3206
212 490-9000

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
Tel: 212 916-4232
Fax: 212 916-5813

January 28, 2003

Office of the Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications, Inc. Shareholder Proposal

Ladies and Gentlemen:

Responding to the January 23 letter of SBC Communications, Inc. (SBC), we believe SBC has misconstrued the purpose of our January 10 letter. Our letter neither amended our resolution nor attempted to "rectify deficiencies" as alleged by SBC. Our resolution as originally submitted is properly stated, and SBC's arguments for omission have no merit. We again urge the SEC staff to deny SBC's request to omit the TIAA-CREF shareholder resolution on the important issue of executive compensation.

A purpose of our January 10 letter in addition to making the above points was to respond in a cooperative manner to resolve differences with SBC in order to obviate the need for the SEC staff to get into the middle of this matter. Quite often, a company, if it has concerns about the wording of a resolution will communicate with the shareholder and try to find a basis of accommodation, so as to not involve the SEC staff. Although SBC did not communicate with us, we expressed to the SEC a willingness to accommodate certain of SBC's earlier arguments even though we considered them to have no merit.

We note that in numerous precedents ranging into the hundreds of examples, the SEC staff, even if it were to agree with a company's objections, does not end the matter there by granting no-action relief. Instead, the SEC staff has provided the shareholder proponent with the opportunity to re-word portions of its resolution subsequent to the filing deadline to meet these objections. In doing so, the SEC staff is vindicating the clear purpose of the Proxy Rules to assure that shareholders have maximum access to the proxy mechanism to bring important questions of company policy to a vote by other shareholders. SBC makes no claim, nor could it, that the issue raised by TIAA-CREF is not an important one for shareholders.

In sum, we urge the SEC staff to deny SBC a no-action position and thus permit our important resolution to go forward.

Very truly yours,

Peter C. Clapman

cc: Wayne A. Wirtz, SBC Communications, Inc. Assistant General Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications Inc.
Incoming letter dated December 19, 2002

The proposal requests that the board of directors include certain provisions "in all executive compensation plans that make available to senior executives shares or options on shares in the equity of the company."

There appears to be some basis for your view that SBC may exclude the proposal under rule 14a-8(i)(2) because it may cause SBC to breach existing compensation agreements. It appears that this defect could be cured, however, if the proposal were revised to state that it applies only to compensation agreements made in the future. Accordingly, unless the proponent provides SBC with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that SBC may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must revise the paragraph that begins "We also believe the compensation committee . . ." and ends ". . . option grants described previously" to indicate the standard or definition of independence used. Accordingly, unless the proponent provides SBC with a proposal and supporting statement revised in this manner within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if SBC omits only this portion of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Gail A. Pierce
Attorney-Advisor